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                                                                    Exhibit 23.3

                    INDEPENDENT AUDITOR'S REPORT ON SCHEDULE

To the Board of Directors and Stockholders of AboveNet Communications Inc.

     Our audits of the financial statements of AboveNet Communications, Inc. for the period from March 8, 1996 (inception) to June 30, 1996 and for the years ended June 30, 1997 and 1998 also included the financial statement schedule of AboveNet Communications, Inc., listed in Item 16. (b). The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule taken as a whole, presents fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP

San Jose, California
August 7, 1998